September 6, 2007
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Global Consumer Acquisition Corp. — Registration Statement on Form S-1, File No. 333-144799
Dear Mr. Reynolds:
     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Global Consumer Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated August 28, 2007 (the “Comment Letter”).
     I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 1, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Registration Statement on July 23, 2007.
     Please note that since the initial filing of the Registration Statement, the Company has hired Scott A. LaPorta, who will serve as the Company’s Chief Executive Officer, and added Philip Marineau to the Board of Directors. In addition, Ms. Christina Johnson has stepped down from the Board of Directors of the Company. These changes will impact the Company’s responses to certain of the Staff’s comments.
     For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses. The page numbers listed in the Company’s responses below track the page numbers in Amendment No. 1.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

General
1.	Prior to the effectiveness of the Company’s registration statement, please inform us as to whether the amount of compensation allowable or payable to the Underwriter has received clearance by the Financial Industry Regulatory Authority (formerly the NASD).

The Company acknowledges the Staff’s comment and will provide a copy of the letter or will facilitate a call from the Financial Industry Regulatory Authority once the Financial Industry Regulatory Authority has finished its review, and prior to effectiveness.

2.	Prior to effectiveness, please have an AMEX representative call the Staff to confirm that your securities have been approved for listing.

The Company acknowledges the Staff’s comment and will facilitate a call from an AMEX representative prior to effectiveness to confirm that the Company’s securities have been approved for listing.

3.	Please disclose whether any evaluations and/or discussions of potential acquisition candidates occurred before the Company’s incorporation. Also, please disclose if the Company’s principals have had direct or indirect contact with any potential acquisition candidates in anticipation of the Company’s incorporation.

The Company has not evaluated or had discussions or contact with potential acquisition candidates either before or after its incorporation. Also, the Company’s principals have not had direct or indirect contact with any potential acquisition candidate either before or after the Company’s incorporation.

4.	We note that the Company’s directors are affiliated with several investment funds and an investment management firm. Please disclose whether Global Consumer Acquisition Corp. (Global Consumer) may be used to acquire an entity that is a portfolio company of an affiliated fund or an entity that is otherwise affiliated with Hayground Cove Asset Management LLC (“Hayground Cove”). Please discuss in detail any consideration that the Company, officers, or directors have given to entering into a business combination with companies affiliated with the Company’s existing stockholders, officers, and directors.

The Company intends to seek a business combination with an operating business that is not affiliated with Hayground Cove. To date, the Company has not considered, and will not consider prior to the consummation of the offering, any specific business

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

combination, including with affiliates of the Company’s existing stockholders, officers and directors. In the event the Company is presented with an opportunity to acquire a business that is affiliated with the Company’s existing stockholders (other than Hayground Cove), officers, and directors, the acquisition will be submitted for approval by a majority of the full Board of Directors, a majority of the disinterested members of the Board and the shareholders of the Company pursuant to the terms set forth in the Registration Statement. The Company will not pay any finder fee to its existing stockholders, officers and directors in connection with such a transaction.

The Company also respectfully submits to the Staff that Hayground Cove does not acquire majority interests resulting in “portfolio companies.” Instead, Hayground Cove has a mandate that requires it to make minority investments in publicly traded companies.

5.	We note that the Company intends to focus its search in the global consumer industry. In an appropriate section, please define this industry.

The Company has modified the disclosure on page 2 of the Registration Statement to include a definition of the global consumer industry.

6.	We note the disclosure throughout the registration statement that Hayground Cove has agreed to purchase 2,500,000 units (with an option to purchase an additional 2,500,000 units) prior to the consummation of the business combination. Please describe in detail the business purpose of this transaction. Also, please disclose whether the existing shareholders and their affiliates are bound to purchase the securities, and if so, describe the principal terms of any related agreements. We may have further comment.

The commitment by Hayground Cove to purchase 2,500,000 units (with an option to purchase an additional 2,500,000 units) prior to the consummation of a business combination is designed to provide an additional source of capital for the Company at the time of its initial business combination. The Company may use the proceeds from the sale of the co-investment units to fund a portion of the total consideration paid in connection with the business combination, to fund any shortfall in the purchase price in the event shareholders exercise their conversion rights, or for general corporate purposes. No existing shareholder other than Hayground Cove is bound to purchase any co-investment units. The Company has modified the disclosure on pages 11 and 12 of the Registration Statement to address the Staff’s comment.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

Summary, page 1
7.	We note the references on the cover page to an exchangeable share transaction, joint venture transaction, or other similar business combination. Explain what you mean by exchangeable share transaction. Also, explain the joint venture transaction. Clarify whether you may enter into a business combination where you will not obtain a majority interest in the Company/transaction. We may have further comment.

An “exchangeable share transaction” would be a business combination whereby shares of the Company are used as consideration for the transaction. A “joint venture transaction” would involve an investment by the Company whereby the target business would not become a subsidiary of the Company after the consummation of the transaction (i.e., the Company would retain a 50% or less equity interest in the acquired business). The Company has modified the disclosure on page 2 of the Registration Statement to state that it is the intention of the Company to enter into a business combination whereby the Company will retain a majority interest upon consummation of the transaction. The Company notes that in the event it is presented a joint venture opportunity the Company will require the approval of the Board and the Company’s shareholders. The proxy statement in connection with such approvals will contain disclosure, including any material risks, specific to the transaction structure. The Company’s intention and expectation is to enter into a business combination where the Company will obtain a majority interest in the combined entity.

8.	We note the manner in which you have defined “business combination” and “transaction value.” Please provide prominent, clear, and specific disclosure in both the summary and the business section discussing the impact of these definitions on the investment decisions made by investors (with respect to each of the investment decisions to be made in connection with this offering, the investment decisions to be made in connection with the “business combination” transaction, and any additional investment decisions which thereafter result). Additionally, please also provide prominent, clear, and specific disclosure with respect to the manner by which your acquisition criteria compares to and differs from the typical firm-commitment blank check acquisition criteria, including, for example, the nature and extent of the disclosure that would be furnished in the proxy statement provided to Global Consumer’s investors and the size, historical results, and stage of development of Global Consumer after a potential acquisition. Additionally, any material risks to investors that result from such methodology of calculating transaction value should be included as individual risk factors. We will have further comment.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

The Company has modified the disclosure on page 2 of the Registration Statement to discuss the impact of the definitions of business combination and transaction value on the investment decisions made by investors and the impact of the methodology of calculating transaction value.

9.	Please disclose whether the Company could search for and enter into a business combination with a company located outside the U.S. If so, add appropriate risk factor disclosure.

The Company could search for and enter into a business combination with a company located outside the United States. Please see the Risk Factor entitled “Foreign, cultural, political and financial market conditions could impair our international operations and financial performance” on page 58 of the Registration Statement, which highlights the potential risks associated with a business combination with a company located outside of the U.S. The Company has also added new Risk Factors entitled “In the event we seek to acquire business located in foreign jurisdictions, we could experience delays and increased costs due to cultural, legal and administrative differences with respect to the acquisition process, including due diligence, negotiating and closing the administrative transaction.” “If we effect a business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our business operations and financial results” and “If we effect a business combination with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights” on pages 58 and 59, respectively, of the Registration Statement to address additional risks of acquiring a business located in a foreign jurisdiction.

10.	Please clearly indicate in the summary whether any members of management expect to continue with the Company after the combination. If so, please discuss how the Company intends to accomplish this so as to ensure that the Company’s management and/or directors will be able to maintain their positions with the Company post-business combination.

The Company has modified the disclosure on page 5 of the Registration Statement to discuss whether any members of management expect to continue with the Company after the combination.

11.	Please revise to identify the various funds under sponsor’s management that the insider warrants may be transferred to prior to the identification of a business combination.

The Company has modified the disclosure on pages 9 and 10 of the Registration Statement to identify the various funds under sponsor’s management that hold the founders shares and will hold the insider warrants and to which the founders shares and

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

insider warrants held by the sponsor may be transferred prior to the identification of a business combination.

12.	Please disclose more fully why the Company believes its Investment Committee will provide a “competitive advantage in analyzing and valuing acquisition candidates” or remove these statements. Most, if not all, blank check companies have senior management and board members evaluate investment opportunities. How does this structure differ from other blank check companies and what provides its competitive advantage?

The Company believes that its Investment Committee provides a competitive advantage as a result of its members’ knowledge of the global consumer industry, but acknowledges the Staff’s comment. As a result, the Company has deleted the statement to simplify the disclosure.
Our Sponsor and Management, page 3
13.	Clarify the role of your sponsor in your search for a business acquisition. Clarify whether opportunities and knowledge known to your sponsor prior to the completion of the IPO may be utilized after completion of the IPO by the Company. We may have further comment.

Messrs. Ader and LaPorta will assist in sourcing a business combination under the terms of the services agreement with our sponsor as described on page 96 of the Registration Statement under “Management—Investment Committee” and on page 106 of the Registration Statement under “Certain Relationships and Related Transactions—Services Agreement with Hayground Cove.” The summary of the services agreement has been revised to clarify that Messrs. Ader and LaPorta’s services under the agreement will include sourcing an acquisition.

The Company’s sponsor has not evaluated or had any discussions or contact with potential acquisition candidates, and will not begin evaluating or engaging in discussions with potential acquisition candidates prior to the closing of this offering.
The Offering, page 5
14.	Please describe the redemption process for the up to 1,125,000 founder shares that may be redeemed if the underwriter’s over-allotment is not exercised in full. For example, what is the redemption price, if any, and when will the redemption occur. Also, please

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

explain the business purpose of limiting the founder’s ownership percentage to equal 20%.

The redemption feature will ensure that the founder shares equal 20% of the Company’s outstanding shares, regardless of whether the underwriters’ over-allotment option is exercised in full, in part or not at all. The Company’s underwriters recommended that we adopt this redemption feature, based on their assessment of market conditions. In nearly all blank check offerings completed to date, the founders have received common stock equal to 20% of the issuer’s post-offering shares. Therefore, we believe the 20% level has become accepted in the market for blank check offerings.

The Company has revised the disclosure on page 8 of the Registration Statement to clarify that the redemption price for these founder shares would be the same as the initial purchase price for the founder shares, or $0.001 per share. We have also clarified that the redemption, if applicable, would take place immediately after the expiration of the underwriters’ over-allotment option.
Redemption, page 6
15.	Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the Company would include the warrants held by the underwriters as a result of the exercise of the underwriter’s option. If such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the Company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right, See also pages 22, 23, 118, and 119.

The Company has revised the disclosure on pages 7, 8, 32 and 124 of the Registration Statement to clarify that the redemption of the warrants by the Company would include the warrants held by the underwriters as a result of any exercise of the underwriters’ purchase option. The underwriters have no right to consent before the Company can exercise its redemption rights.
Founders Shares, page 7
16.	On page 5, the Company stated for the purposes of this summary, it assumed 1,125,000 of the founder’s shares would be redeemed. The summary under the heading “Founders shares” does not reflect or note this redemption. Please revise.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

The Company has modified the disclosure on page 9 of the Registration Statement to discuss the potential redemption.

17.	An exception to the 180 day lock-up agreement includes transfers to various funds under sponsor’s management. Please identify these funds and under what circumstances these transfers would be made. Also, please describe how these transfers would be structured. For example, would they be considered sales or capital contributions to the underlying funds? Lastly, clarify whether the lock-up agreement would continue following a valid transfer.

The Company has modified the disclosure on page 9 of the Registration Statement to clarify that transfers of founder shares and insider warrants amongst funds and accounts managed by Hayground Cove during the lock-up period will be for rebalancing purposes only. Transfers will take place on a monthly basis, contingent upon the capital movements of the funds and accounts. Such transfers will be structured as purchases and sales for the respective funds and accounts. The lock up agreement will continue to be in effect following a valid transfer.
Amended and Restated Certificate of Incorporation, page 19
18.	The disclosure at the bottom of page 19, where you state that you view these provisions as obligations to stockholders and that you will not take any action to amend or waive these provisions, appears inconsistent with the disclosure on page 20, where you appear to indicate you could take such action with the requisite shareholder vote. Please reconcile the disclosure. We also note disclosure in the risk factors section. In addition, if others, including the initial shareholders and sponsor, may take such action to amend or waive these provisions or bring about the necessary vote, provide clear disclosure and articulate throughout the prospectus the resultant risks. We may have further comment.

The Company respectfully submits does not believe there is an inconsistency. The disclosure on page 21 of the initial filing addresses the 95% shareholder approval requirement to amend specific provisions, including any amendment to the requirement to seek stockholder approval of a business combination and the conversion rights of stockholders. The disclosure on page 20 of the initial filing relates to the Company’s ability to amend its corporate existence provision, which only requires a vote of the majority of shareholders in connection with the approval of a business combination.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

Summary Financial Data, page 26
19.	Please explain how the Company calculated as adjusted stockholders’ equity of $284,007,500. It appears that this amount includes the value of common stock that may be converted to cash, $87,839,990, which should be classified outside of the permanent stockholders’ equity. Please advise or revise.

The Company has revised the disclosure on page 28 of the Registration Statement to address the Staff’s comment.

20.	Note 1 to your table indicates that the as adjusted working capital and total assets do not include the $9 million being held in the trust account. Based on your disclosure of as adjusted total assets of approximately $293 million and total liabilities of $9 million, it appears the $9 million deferred costs are included in the determination of each figure in the as adjusted column, thus not consistent with your disclosure in Note 1. Please advise or revise.

The Company has revised the disclosure on page 28 of the Registration Statement to address the Staff’s comment.
Risk Factors, page 28
21.	Please remove the statement that “the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we deem immaterial, also may become important factors that affect us.”
          The Company has deleted the statements from the Registration Statement to address the Staff’s comment.
22.	We note that the sponsor has agreed to indemnify the Company for claims of creditors, Disclose the consideration given by the Company as to the financial ability of the sponsor to provide the indemnification, in light of the statement that there is no guarantee the sponsor will be able to satisfy these obligations.

The Company has modified the disclosure on page 30 of the Registration Statement to address the Staff’s comment.

23.	Please revise the risk factor on page 33 to address the added risk to shareholders that the Company’s officers will not indemnify it from claims from third party vendors.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

The Company has modified the disclosure on page 35 of the Registration Statement to discuss any risk to shareholders given that the Company’s officers will not indemnify it in their personal capacity from claims from third-party vendors.

24.	In the risk factor on page 34, the Company notes that if the net proceeds of the offering outside the trust are insufficient for the Company to operate, it may be unable to complete a business combination within the next 24 months. Specifically, it may be required to place a deposit, down payments, or lock-up fees that may deplete its available funds. Please describe in the prospectus the Company’s procedure in authorizing significant expenditures such as a deposit or letter of intent subjecting the Company to a large forfeiture payment. Is the audit committee or some sort of board oversight required to approve such payments or potential payments as described?

The Company has modified the disclosure on page 36 of the Registration Statement to discuss Board oversight of material expenditures.

25.	Revise the first risk factor on page 35 to clarify whether any of the officers or directors intends to stay with the Company following a business combination. Since the Company will typically enter into employment/consulting agreements at the time the business combination is being negotiated, it would appear that this would be a factor considered in determining the target business. Please disclose.

The Company has modified the disclosure on page 37 of the Registration Statement to clarify that it expects that Scott LaPorta, the Company’s Chief Executive Officer, to remain in senior management after the consummation of a business combination, and that the extent of the involvement of other officers and directors of the Company post business combination will be contingent upon the specific discussions with acquisition candidates. The Company has modified the disclosure on pages 100 and 106 of the Registration Statement to clarify in the event that any other employments/consulting agreements are proposed to be entered into as a term of a business combination, such arrangement will be required to be approved by a majority of the disinterested members of the Company’s Board of Directors.

26.	The prospectus states the Company could effect a combination with an operating company(ies) by means of, among other things, an exchangeable share transaction or joint venture. See, e.g., prospectus cover. The last risk factor on page 38 discusses potential future joint venture arrangements and states the following:

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

We may in the future co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a target business, partnership, joint venture or other entity.
Please discuss in more detail the various ownership structures that are contemplated. Explain the particular emphasis upon joint ventures. Also discuss the likelihood that the initial business combination will be structured in such a way that the Company stockholders will be minority stockholders of the combined company. Add risk factors, if appropriate, such as those related to the Investment Company Act. We may have further comment.

The Company respectfully submits that it has not contemplated any specific ownership structure in connection with a proposed business combination nor does the Company have a particular focus on joint ventures. The Company has provided the disclosure regarding the risks of a joint venture investment since its mandate allows for such flexibility. Although it is the intention of the Company to enter into a business combination whereby the Company will retain a majority interest upon consummation of the transaction, the Company believes it is premature to establish a likelihood since the Company has not identified nor engaged in discussions with acquisition candidates. Please see the Risk Factor entitled “If we are deemed to be an investment company, whether prior to a business combination or as a result of an initial business acquisition in the form of a joint venture or a purchase of a minority stake or otherwise, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination, or we may be required to incur additional expenses if we are unable to liquidate after the expiration of the allotted time periods” on page 49 of the Registration Statement, which the Company believes addresses risks related to the Investment Company Act.

27.	We note the disclosure in the first risk factor on page 40 discussing the ability to engage in a business combination with one or more target businesses that have relationships or are affiliated with your founding stockholders, officers, or directors. Please clearly disclose all businesses in the global consumer products industry, since you are limited to this industry, which have a relationship or are affiliated with your founding stockholders, officers, or directors. Explain how such transactions may be considered. Explain whether you are aware of any opportunities or potential opportunities with these affiliated and related companies. We may have further comment.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

The Company believes that disclosing all businesses in the global consumer products industry that are affiliated with our founding stockholders will be misleading given that the Company is not aware of any opportunities or potential opportunities with affiliated and related companies, nor has it contacted or evaluated any such entities. The Company has modified the disclosure on page 42 of the Registration Statement to address the Staff’s comment.

28.	On the first risk factor on page 42, please clarify here and in the conflicts of interest section what types of transactions would constitute “engaging for their own account in business activities of the types conducted by us.”

The Company acknowledges the Staff’s comment and has deleted the statement as they believe it is duplicative of the prior sentence.

29.	We note that the third risk factor on page 42 indicates that the Company has no limit on the amount of out-of-pocket expenses that may be reimbursable to its officers and directors. Please expand the disclosure to discuss that such payments may be very large and significantly exceed the working capital budget.

The Company has modified the disclosure on page 43 of the Registration Statement to discuss that such payments may be significant and exceed the working capital budget.

30.	On the fourth risk factor on page 48, please clarify, if true, that the board is required to obtain a third party valuation of a proposed business acquisition if there is a conflict of interest. Please clarify who makes the determination that a conflict exists, the whole board, the board exclusive of those members possibly conflicted, or solely the independent directors.

The Company has modified the disclosure on page 79 of the Registration Statement to clarify that, unless required by applicable law, a third-party valuation is not required to be obtained by the Board if the business combination presents a conflict of interest. The Registration Statement has also been revised on page 100 to clarify that the disinterested members of the Board will determine whether a conflict exists and a majority of the disinterested members of the Board will be required to approve any such affiliate transaction.

31.	If the Company may seek a business located outside the United States, please include risk factors discussing the difficulties of doing so, regulatory and operational.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

The Company could search for and enter into a business combination with a company located outside the United States. Please see the Risk Factor entitled “Foreign, cultural, political and financial market conditions could impair our international operations and financial performance” on page 57 of the Registration Statement, which highlights the potential risks associated with a business combination with a company located outside of the U.S. The Company has also added new risk factors entitled “In the event we seek to acquire businesses located in foreign jurisdictions, we could experience delays and increased costs due to cultural, legal and administrative differences with respect to the acquisition process, including due diligence, negotiating and closing the transaction,” “If we effect a business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our business operations and financial results ” and “If we effect a business combination with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights” on pages 58 and 59, respectively, of the Registration Statement.
Dilution, page 66
32.	Note 1 to your dilution calculation on page 67 states that the net proceeds from the offering are presented net of underwriter’s discounts and commissions. The $293 million amount presented appears to include $9 million in deferred underwriter’s discounts and commissions. Please advise why or revise here and throughout your registration statement (e.g. Capitalization section).

The Company has modified the disclosure on page 69 of the Registration Statement to address the Staff’s comment.
Proposed Business, page 72
33.	Given the statements regarding the lack of steps taken to identify a potential target acquisition, please provide the basis for your statement that “we believe these segments offer significant organic growth and/or consolidation opportunities in highly fragmented markets with abundant potential target acquisitions” or remove. We note a similar statement on page 74.

The Company has deleted the statement in response to the Staff’s comment.

34.	Please specify here and in the management section management’s “extensive experience in the global consumer products industry.” While it appears some of your outside

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

directors have extensive operational experience in consumer oriented companies, it is unclear that the executive officers do also.

The Company has modified the disclosure on page 76 of the Registration Statement to highlight the extensive experience in the global consumer products industry of Scott LaPorta, the Company’s Chief Executive Officer.

35.	We note the statement on page 73 that you are not “currently” engaged in discussions with representatives of other companies. Clarify whether you have had any contacts or communications with representatives of other companies. We may have further comment.

The Company has modified the disclosure on page 77 of the Registration Statement to clarify that it has not had any contacts or communications with representatives of other companies in connection with a business combination.

36.	We note your statement that management has an extensive network of contacts. Revise to specifically identify any affiliates of management that will play a role in finding targets for business combinations.

The Company acknowledges the Staff’s comment. The Company has deleted the reference since there has been no discussion to date regarding specific affiliates that management could utilize.
Sources of Target Acquisition, page 74
37.	Please clarify what procedures management or the board would use to determine what an appropriate finder’s fee would be, particularly if the fee exceeds the budgeted working capital amount.

The Company has modified the disclosure on page 77 of the Registration Statement to clarify that the Board will be required to approve any finder’s fee or any other material expenditure payable to unaffiliated brokers or other sources in connection with a business combination.
Transaction Value of Target Acquisition, page 75
38.	Please discuss the factors to be used by the board in determining whether it needs to hire an unaffiliated, independent investment banking firm for an opinion as to the fair market

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

value of the target business. For example, if there is a conflict of interest, such as purchasing a portfolio company from an affiliated fund, would the board need to seek a third party valuation?

As a general matter, the Board does not intend to seek a valuation in connection with a business combination, however, the Board intends to have the Audit Committee make a recommendation as to whether the minimum transaction value under the terms of the offering has been satisfied. The Board will seek a third-party valuation from an unaffiliated, independent investment banking firm to the extent required under applicable securities, corporate or other laws due to conflicts of interest or otherwise. The Company has revised the disclosure to make a statement to this effect.
Management, page 89
39.	If you voluntarily disclose business experience of management beyond five years, provide a complete discussion. For example, disclose the business experience of Mr. Ader from 1995 to March 2003.

The Company has modified the disclosure on page 93 of the Registration Statement to address the Staff’s comment.

40.	Please describe the following businesses listed in the management biographies: India Hospitality Corp., Context Capital Management, Christina Johnson & Associates LLC, and the Westly Group. Please identify all entities in management’s background that falls within the global consumer industry.

The Company has modified the disclosure on pages 93 and 94 of the Registration Statement to address the Staff’s comment. As indicated in the introduction of this letter, please note that Ms. Johnson has stepped down from the Company’s Board of Directors.

41.	In Jason N. Ader’s biography, please specify and describe the funds that are managed by Hayground Cove. Please add Hayground Cove Associates LP to Mr. Ader’s biography.

The Company has modified the disclosure on page 93 of the Registration Statement to address the Staff’s comment.

42.	Please identify the “numerous companies” that Carl H. Hahn was a member of their respective supervisory boards. Please be specific, or omit. In Steven Westly’s biography, please specify and describe the “boards and commissions” that he served on, or omit the general reference.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

The Company acknowledges the Staff’s comment and as a result this reference has been deleted from the Registration Statement.

43.	Please be specific on Christina Johnson’s association with NRDC Equity Partners. If she is no longer associated with NRDC Equity Partners, please specify the month and year. If she is still associated with the private equity firm, please include the firm and its related funds in any analysis regarding affiliated private equity funds.

As indicated in the introduction of this letter, please note that Ms. Johnson has stepped down from the Company's Board of Directors and has been removed from the "Management" section of the Registration Statement.

44.	Please identify the independent directors on page 91, members of the audit committee on page 92, and members of the nominating committee on page 93.

The Company has modified the disclosure on pages 96, 97, and 98 of the Registration Statement to identify the independent directors, anticipated members of the audit committee and anticipated members of the nominating committee.

45.	You state the initial members of the Investment Committee are Jason N. Ader and Marc Soloway. Please clarify the selection process for additional committee members. For example, are they restricted solely to board members? Please describe why this structure will provide the Company a competitive advantage in analyzing investment opportunities. What are the committee’s duties or authority? When and how often does it meet? Clarify when you anticipate selecting additional members and why they will not be selected until after consummation of the IPO. Clarify whether you have an arrangement or understanding to select individuals from your sponsor.

The Company has modified the disclosure on page 96 of the Registration Statement to address the Staff’s comment.
Compensation for Officer and Director, page 93
46.	You state that none of your executive officers has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by or paid to the named executive officers and directors for all services rendered in all capacities.

The Company has modified the disclosure on page 99 of the Registration Statement to address the Staff’s comment.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

47.	Please clarify if the board of directors will perform a review of reasonableness for out-of-pocket expenses incurred by the management team during its search. Please clarify that the board will not, or does not expect to, hire a consultant to perform a third-party evaluation of the reimbursable out-of-pocket expenses, even if they are a large and significant amount.

The Board does not intend to seek a third-party evaluation in connection with a business combination, including with respect to its review of expenses, however, the Board intends to have the Audit Committee review the reasonableness of significant out-of-pocket expenses incurred by the management team during its search. The Company has revised the disclosure to make a statement to this effect. The Company has also deleted that last sentence of the paragraph as it believes that it will have the benefit of the independent directors on the Audit Committee.

48.	Please clarify if management is, or will be, compensated, directly or indirectly, by any affiliated entity for services rendered to the Company.

The Company has modified the disclosure on page 99 of the Registration Statement to clarify that Messrs. Ader, LaPorta and Nelson are compensated by Hayground Cove, the sponsor of the Company, in part for the services provided to the Company.
Conflicts of Interest, page 94
49.	The Company discloses that management may have conflicts of interests in determining which affiliated entity it will present a particular business opportunity. This section notes that certain business opportunities must be presented to the Company by its directors and officers, subject to any pre-existing fiduciary duties or contractual obligations they might have. Please identify all entities that directors and officers have any such pre-existing relationship with that could possibly compete with the Company in acquiring a specific business, Please focus on each of their ownership, structure, investment strategy, portfolio, and risk characteristic. Also, please disclose the situations or scenarios where these entities and the Company would seek the same type of investment opportunity. At a minimum, this disclosure should include an analysis of Hayground Cove, Hayground Cove Associates LP, Hayground Cove Overseas Partners Ltd, and any other affiliated fund. The Company may also determine that an analysis may be appropriate for Westly Group, NRDC Equity Partners, India Hospitality Corp., or any other entity affiliated with management.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

The Company has modified the disclosure on page 99 of the Registration Statement to clarify that Hayground Cove does not intend to seek any business opportunity that would conflict with the Company’s search for an acquisition candidate. The disclosure has also been revised to clarify that the Company does not anticipate that any of its directors or officers will seek any business opportunity that would conflict with the Company’s search for an acquisition candidate. In the event that the Company’s directors or officers were to take any action that would compete with the Company in its search for a business, the Company would take appropriate action, including removal from the Company’s management team or Board of Directors, as applicable, however no formal procedures have been established if such conflicts arise.

50.	According to this section, officers and directors are free to become affiliated with other blank check companies or entities engaged in similar business activities. Please clarify if officers and directors are free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the Company identifying and acquiring a target business. Also, please clarify if officers and directors may become involved with blank check companies with a focus on the global consumer industry prior the completion of the Company’s business combination.

The Company has modified the disclosure on page 99 of the Registration Statement to clarify that, although possible, the Company does not anticipate that any of its directors or officers will seek any business opportunity that would conflict with the Company’s search for an acquisition candidate, which would include any involvement in a blank check company.
Principal Stockholders, page 97
51.	Please provide specificity regarding the ownership of Hayground Cove, Hayground Cove Associates LP, and any affiliated funds. Please specify if any funds specialize or have interests in global consumer industry businesses.

The Company has modified the disclosure on page 102 of the Registration Statement to address the Staff’s comment. None of the funds or accounts managed by Hayground Cove specialize in the global consumer industry.

52.	The ownership percentage of Hayground Cove on page 97 consists of the underlying funds that the investment management firm manages. Please specify in the footnote the precise ownership percentage of each underlying fund.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

The Company has modified the disclosure on page 102 of the Registration Statement to address the Staff’s comment.

53.	Pursuant to note 5 on page 97, please amend the appropriate section if any directors are added prior to the effectiveness of the registration statement.

The Company has revised the table, including footnote 5, to reflect the addition of Scott LaPorta as the Company’s Chief Executive Officer and Philip Marineau to the Board of directors and the transfer of 25,000 shares from Hayground Cove to Mr. Marineau in connection therewith. The Company does not anticipate any more additions to the Board prior to the effectiveness of the Registration Statement.
Certain Relationships and Related Party Transactions, page 99
54.	On page 100, please clarify if the service agreement with Hayground Cove includes the Sponsor Team’s efforts, as described on pages 91 and 92.

The Company has modified the disclosure on page 106 of the Registration Statement to clarify that the services agreement with Hayground Cove includes the services of the sponsor team.
Underwriting, page 117
55.	Please review the offering expenses amount listed on note 3, page 118, and adjust as necessary.

The Company has modified the disclosure on page 124 of the Registration Statement to correct the offering expense amount.
Notes to Financial Statements
Note 2 — Proposed Public Offering, page F-8
56.	Considering your financial statements include the details of the proposed offering, it appears that you should also disclose the details related to your commitment to pay underwriter costs (e.g. 4% upon consummation of the offering and 3% contingent). Please revise.

The Company has revised the Registration Statement on page F-8 in response to this comment by adding the requested disclosure.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

Note 5 — Stockholders’ Equity, page F-5
57.	Please revise to disclose all material terms of the underwriter purchase option (“UPO”) as well as the assumptions used to calculate the fair value of the UPO, including your determination of volatility and your planned accounting treatment.

The Company has revised Note 5 to indicate that it intends to account for the fair value of the UPO, inclusive of the receipt of the $100 cash payment, as an expense of the initial public offering resulting in a charge directly to stockholders’ equity. Accordingly, there will be no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds at the time of the sale of the UPO. Since the UPO is directly attributable to the offering of securities in the Company’s proposed initial public offering, the costs associated with such UPO are considered an expense of the offering and charged against the gross proceeds of the offering in accordance with SEC Staff Accounting Bulletin (“SAB”) Topic 5A. The Company has added disclosure to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and expanded the disclosure in Note 5, to indicate that the Company has agreed to issue to the underwriters, for $100, the UPO to purchase 1,500,000 units at $12.00 per unit, with the warrants issued as part of such unit exercisable at $9.00 per share. The Company estimates that the value of this UPO is $4,054,380 using a Black-Scholes option-pricing model. The fair value of the option granted to the Underwriters is estimated as of the date of grant using the following assumptions: (1) expected life of four years, (2) expected volatility of 33.7%, (3) and a risk-free interest rate of 4.98%.

The expected volatility was estimated in accordance with FAS 123(R) paragraph 23 and based on the average actual unit price volatilities of 62 publicly traded companies with similar market capitalizations and in similar industries. The Company believes that using the average volatility of these companies trading history is appropriate given its gross public offering proceeds and target industry.

58.	We note your disclosure on page 10 regarding the purchase option (e.g. for the purchase of an additional 2.5 million co-investment units) granted to your sponsor, Hayground Cove. Tell us how you intend to account for this purchase option in your financial statements. Explain your basis for the proposed accounting treatment including references to applicable authoritative guidance. Expand MD&A to discuss the transaction and the likely future effect on your future financial condition and operations.

The intent of obtaining a commitment from our sponsor to purchase 2,500,000 units, and the related option to purchase 2,500,000 units is designed to provide an additional source of capital for us at the time of our initial business combination. The Company intends to account for the fair value of the purchase option issued to Hayground Cove as an expense of raising capital resulting in a charge directly to stockholders’ equity. Accordingly, there will be no net impact on the Company’s financial position or results of operations. We reached this conclusion based on SAB Topic 14A, which states in part “With respect to questions regarding non-employee arrangements that are not specifically addressed in other authoritative literature, the staff believes that the application of guidance in Statement of Financial Accounting Standards No. 123(R) would generally result in relevant and reliable financial statement information. As such, the staff believes it would generally be appropriate for entities to apply the guidance in Statement of Financial Accounting Standards No. 123(R) by analogy to share-based payment transactions with non-employees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in Statement of Financial Accounting Standards No. 123(R) would be inconsistent with the terms of the instrument issued to a non-employee in a share-based payment arrangement.”

Furthermore, since the intent of the committed co-investment and the related option is to provide additional capital and not for goods or services received, the Company believes the fair value of the option should be charged against the gross proceeds of the equity raised in accordance with SAB Topic 5A. The fair value of the option will be determined in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R). The Company has revised the Registration Statement on page F-9 to reference to UPO. The Company has modified the disclosure on page 12 of the Registration Statement to discuss the co-investment transaction and the future effect on the Company’s future financial condition and operations.

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

on page 12 of the Registration Statement to discuss the co-investment transaction and the future effect on the Company’s future financial condition and operations.
Part II
Exhibits, page II-3
59.	Please provide a current consent of the independent accountants in any amendment.

The Company notes the Staff’s comment with respect to a currently dated consent of the independent registered public accounting firm.

60.	Please review Exhibit 10.5. There are several inconsistencies: (i) the first paragraph provides for the purchase of 25,000 co-investment units at $10 per unit (i.e. proceeds of $250,000), yet the last sentence describes the proceeds totaling $25 million; and (ii) paragraph 2 of the agreement provides for an option to purchase an additional 25,000 units at $10 per unit, yet later describes the potential proceeds from the exercise of the option totaling $25 million. Please reconcile these figures with page 10 of the registration statement.

The Company has corrected the Exhibit.

61.	Please file all missing exhibits listed in Item 16 of the prospectus with your next amendment. The completion of our review is contingent on the filing of these agreements, which may require further comments as to selected portions of the registration statement.

The Company acknowledges the Staff’s comment.
Very truly yours,

/s/ Frank J. Lopez

Frank J. Lopez
Enclosures

cc:	Edwin S. Kim, Esq. (Securities and Exchange Commission) Ethan Horowitz (Securities and Exchange Commission)

John Reynolds, Esq.
United States Securities and
Exchange Commission
September 6, 2007

Jason N. Ader (Global Consumer Acquisition Corp.)
Scott LaPorta (Global Consumer Acquisition Corp.)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Greg A. Noel, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Thomas J. Ivey, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)